Exhibit 4.14

MINING AGREEMENT FOR COHO CLAIMS

THIS MINING AGREEMENT (“this Agreement”), made and entered into as of this 20th day of January, 2010, by and between Peter S. Frantz ( known herein as “Owner”), private citizens of Alaska whose address is P.O. Box 83172, Fairbanks, Alaska 99708 and Linux Gold Corp. (known herein as “Lessee”), a Corporation whose address is 240 – 11780 Hammersmith Way, Richmond, BC V7A 5E9.

WITNESSETH:

WHEREAS, Owner is the owner of certain unpatented mining claims recorded as the Coho Claims located in the Fairbanks Recording District, State of Alaska; and

WHEREAS, Owner desires to permit Lessee to explore and conduct mining operations upon said mining claims in accordance with the provisions of this Agreement; and

WHEREAS, Lessee desires to explore and conduct mining operations upon said mining claims in accordance with the provisions of this Agreement;

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Owner and Lessee hereby agree and covenant as follows:

1.	DEFINITIONS

Claims.     The “Claims” are those mining claims described in Exhibit A attached hereto and any and all rights and privileges appurtenant to said claims, including but not limited to access rights and water rights.

Lands.     The “Lands” are those lands included within the Claims.

Mineral Deposits.     “Mineral Deposits” means mineral deposits occurring in unconsolidated materials situated above bedrock, or mineral deposits situated within bedrock.

Minerals.     “Minerals” means those minerals that are subject to location under State of Alaska mining laws as of the date of this Agreement and contained within Mineral Deposits as described above.

2.	GRANT OF RIGHTS.

2.01.         Grant of Initial Exploration Rights and Option to Lease.     Subject to the reservations, exceptions, exclusions, limitations, conditions, and other provisions contained in this Agreement and a payment to Owner of $7,500.00USD by Lessee, Owner hereby authorizes and permits Lessee to enter upon the Lands for the purpose of exploring by drilling, trenching, pitting and geophysical methods for any and all Minerals situated on the Lands, for the term set forth in Paragraph 3.01 below. During this term, Lessee shall enjoy the option to execute a lease of the Claims pursuant to Paragraph 2.02 below. Lessee, at its sole discretion, shall execute the lease by giving written notice to Owner before expiration of the term set forth in Paragraph 3.01 below and by paying a non-refundable payment to owner of $1,500.00 USD. Owner agrees to pay all the initial rental fee and assessment and filing fees for 2009.

2.02          Grant of Lease.     Subject to the notice of execution required in Paragraph 2.01 above and the reservations, exceptions, exclusions, limitations, conditions, and other provisions contained in this Agreement, Owner hereby leases the Claims to Lessee exclusively, for the purpose of exploring for, developing, working, mining, extracting, storing, removing, and selling or otherwise disposing of any Minerals situated in the Coho Claims for the term set forth in Paragraph 3.02 below.

3.	TERM OF AGREEMENT

3.01          Initial Exploration Rights and Option to Lease.     Unless this Agreement is sooner terminated in accordance with the provisions of the Agreement, the initial exploration rights and option to lease granted by Paragraph 2.01 above shall remain in full force and effect from the date of this Agreement through August 1, 2010. Lessee warrants that a minimum expenditure of ten thousand dollars ($10,000.00USD) shall be made to explore the Claims before the expiration of Initial Exploration Rights under this paragraph.

3.02          Lease.     Unless this Agreement expires subject to the term set forth in Paragraph 3.01 above or is terminated by either party in accordance with the provisions of this Agreement, the term of the Lease granted by Paragraph 2.02 above shall take effect August 1, 2010, and shall remain in full force and effect to August 1st, 2015 so long as the terms of the agreement are fulfilled. Leasee may at any time before August 1st, 2010 exercise an option for a 5 year lease on the Coho Claims for $1,500 USD.

3.03          Five Year Lease Terms
Under this agreement the Lessee agrees to the following terms;

1)	A $1,500.00 USD payment to Owner by Lessee upon signing of 5 year lease agreement.

2)	Maintenance of claims by Lessee after August 1st 2010 as described by paragraph 7.05

3)	A Non-competition clause in the area of interest, as described in paragraph 6.01

4)

A $10,000 USD work commitment per year. Lessee or their agents must perform or improvements be made annually for the benefit and development of the mining claims in the lease agreement. This amount and work performed must meet minimum requirements for annual labor laws for mining claims in the State of Alaska.

5)	Payment to claim owner on August 1st of each year of the 5 year lease agreement are as follows:

Year1 - August 1st, 2011: $5,000

Year 2 - August 1st, 2012: $10,000

Year 3 - August 1st, 2013: $15,000 and 10,000 shares of parent company holding lease

Year 4 - August 1st, 2014: $15,000 and 50,000 shares of parent company holding mineral lease

Year 5 - August 1st, 2015: In consideration for its 100% interest in the Trout Claims, Lessee will pay Peter Frantz $500,000 USD and will transfer $500,000 USD worth of common stock, to a maximum of one million shares, in the parent company holding the Trout Lease to Peter Frantz. In addition, Peter Frantz will be granted a 4% Net Smelter Return from future production from the Trout Lease area.

Both parties agree in the event that the terms and conditions by Linux Gold Corp. is not met, the said agreement may be terminated by either party with 30 days notice with no further obligation to this agreement.

4.	ROYALTY

4.01          Reservation of Royalty from Placer Deposits.     Owner hereby reserves to himself, in the manner described in this Paragraph 4, a royalty in-kind equal to the amounts as set forth below, by mass of the gross production of all Minerals recovered by Lessee from Placer Deposits located on the Lands, as: four percent (4%) of gross production. Recovered gold will be screened by a No. 4 mesh screen and then divided by size fractions between Lessee and Owner according to the percentage described in Paragraph 4.01 above

4.02          Determination and Payment of Royalty on Placer Gold.     Clean-ups shall occur regularly throughout the mining season. The royalty on placer gold pursuant to this Paragraph 4 shall be determined at each clean-up and shall be delivered to Owner or its designee within seven (7) days following each clean-up. Owner, or its designee, shall have the option to witness clean-ups and to receive the royalty of placer gold particles equal to the percentage described in Paragraph 4.01 above. At Owner’s request, Lessee will accumulate the product of each clean-up and deliver the royalty to Owner, at a mutually agreed upon place and time. Once Owner is in receipt of its royalty on placer gold, Lessee shall be released from any further obligation, liability, loss or cost, as well as refining and assaying charges, state or federal mining license taxes and production royalties associated with Owner’s royalty percentage share.

5.	REPRESENTATIONS AND WARRANTIES.

5.01          Representations and Warranties of Owner.     Owner hereby represents and warrants that Owner owns the Claims free and clear of any liens and encumbrances. Owner declares that a third party interest in a sale of the Claims exists, but that the Owner has the full right, power, and authority to enter into and perform this Agreement.

5.02          Representations and Warranties of Lessee.     Lessee hereby represents and warrants that Lessee has the full right, power, and authority to enter into and perform this Agreement.

6.	RESERVATION OF RIGHTS

6.01          Area of Interest.     Lessee shall not stake, in its own name, new mining claims or prospecting sites within five (5) miles of Owner’s current and existing property boundaries. Lessee may, however, stake new mining claims or prospecting sites within the 5 mile area of interest, in the name of the Owner and make such new claims or sites part of the listed Claims of the Agreement. This obligation will survive termination of the Agreement for a period of one (1) year from the date of termination. All claims staked by Owner within five (5) miles of current claim boundaries will be included in the Coho Lease Agreement.

7.	OPERATIONS.

7.01          Generally.     Lessee shall conduct its operations in a workmanlike manner in accordance with standards common to the mining industry. Lessee shall comply with any and all applicable laws, rules, ordinances, and orders; shall seek all applicable licenses, permits, and approvals; and shall post all reclamation bonds now or hereafter governing, affecting, or relating to the operations of Lessee pursuant to this Agreement.

7.02          Government Approvals.     Lessee shall be solely responsible for obtaining any and all licenses, permits, and other approvals required by any federal, state, or local governmental entity which are applicable to operations under this Agreement; provided, however, that Owner in good faith shall authorize Lessee’s proposed operations as may be required before a governmental entity will issue a license, permit, or other approval to Lessee.

7.03          Reclamation.     Lessee will perform reclamation of disturbances caused by its operations on the Lands and shall post any reclamation bonds with the Statewide Bond Pool required as a stipulation of applicable licenses and permits. Lessee will reasonably accommodate Owner’s post-mining intent with the Lands when planning mining and reclamation operations. Upon approval of Lessee’s reclamation of the Lands and release of the reclamation bond by governmental authority, Lessee shall be released from further reclamation liability. Total unreclaimed land, excluding roads, will not exceed 5 acres without written approval of owner.

7.04          Reports and Maps.     Upon execution of this Agreement Lessee shall disclose the results of its exploration activities on the Claims solely and in confidence and Lessee shall provide to Owner a summary report of the results of exploration. The covenant to non-disclosure of exploration data shall survive the termination of this Agreement. During the lease period, Lessee will provide to Owner by December 1st of each term year, an annual report of its mining activities, showing locations of roads, excavations, ponds, and stockpiles, to include acreage of surface disturbance and volumes of displaced or stockpiled materials.

7.05          Maintenance of Claims.     Lessee shall maintain the Claims by performing annual labor and pay annual claim rentals of a nature to legally maintain the Claims and diligently advance the exploration, development and production of precious metals from the Lands. The value of annual labor shall exceed the minimum required to be expended to qualify for the annual assessment of the listed unpatented Claims. Lessee shall report the value of annual labor with a description of such work to Owner by August 15 of each assessment year. Owner, or his agents, shall prepare and record an affidavit of annual labor performed on the Coho Claims and submit annual claim rentals to properly maintain the Claims each assessment year. Lessee shall pay Owner or his agents $375 per year plus filing fees for their labor to prepare, submit and record the State of Annual Assessment and Rental Payment.

8.	INDEMNIFICATION.

Lessee shall indemnify, defend, and hold harmless Owner from and against any and all claims, demands, damages, losses, or liabilities arising out of or resulting in any way from the operations of Lessee under this Agreement.

9.	INSURANCE.

Lessee or contractors hired by Lessee shall maintain, at its sole expense, insurance with respect to the Lands and its operations under this Agreement of the following types and in the following amounts and at Owner’s request, shall furnish certificates showing: (a) insurance for all liability of Lessee under the Alaska Worker’s Compensation Act and all other such acts now or hereafter in effect; (b) commercial general liability insurance with combined single limit coverage in the amount of at least $1,000,000 per occurrence.

10.	INSPECTIONS BY OWNER.

 Owner, its agents, or its authorized representatives may enter on the Lands at any reasonable time for the purpose of inspection, but shall do so at Owner’s sole risk and cost.

11.	VOLUNTARY TERMINATION BY LESSEE.

Lessee shall have the right to terminate this Agreement at any time by giving written notice 30 days prior to termination to Owner. Such termination shall be effective thirty (30) days on the date such notice is delivered to Owner or on such later date as may be set forth in the notice. Upon such termination, the parties hereto shall be relieved of all further rights, obligations, and liabilities under this Agreement, except for rights, obligations, and liabilities incurred or accrued prior to the effective date of termination.

12.	TERMINATION FOR MATERIAL BREACH.

If Owner considers that there has been a breach of a material obligation of this Agreement, Owner shall notify Lessee, in writing, of the facts relied upon as constituting a breach thereof. Lessee shall have thirty (30) days after receipt of a notice specifying the material breach to comply with the obligations imposed by virtue of this Agreement. If Lessee fails to cure such specified material breach within the time given above, Owner may terminate this Agreement by delivering written notice to that effect to Lessee. Upon such termination, the parties hereto shall be relieved of all further rights, obligations, and liabilities under this Agreement, except for rights, obligations, and liabilities incurred or accrued prior to the effective date of termination.

13.	SURRENDER AND RECONVEYANCE BY LESSEE.

Upon the termination or expiration of this Agreement, Lessee shall promptly (a) settle all monetary obligations, (b) vacate and surrender the Claims to Owner, and (c) execute, acknowledge, and deliver to Owner a quitclaim deed conveying to Owner all of Lessee’s right, title and interest in and to the Claims. Within one (1) year of the date of termination or expiration of this Agreement, Lessee shall (d) complete such reclamation as is required to be performed by this Agreement or applicable law or permit, and (e) remove from the Lands all buildings, fixtures, equipment, machinery, and personal property belonging to Lessee.

14.	TRANSFERS; BINDING EFFECT.

14.01          Generally.     Lessee shall enjoy the ability to negotiate an assign or transfer of its interest to a third party, however, Lessee may not assign or transfer its interest under the Agreement either in whole or in part without certified notification of Owner sixty (60) days prior to transfer. Owner holds the right to assign or transfer of its interest to a third party without the consent of Lessee.

14.02          Binding Effect.     This Agreement shall inure to the benefit of and bind the parties hereto and their respective successors and assigns.

15.	NOTICES, PAYMENTS, AND DELIVERY.

15.01          Written Notices.     All notices contemplated by this Agreement shall be in writing.

15.02          Payments.     All cash payments to Owner shall be paid by check delivered in the manner set forth in this Paragraph 15. All royalty in-kind payments to owner shall be paid in the manner set forth in Paragraph 4 above.

15.03          Delivery by Mail.     Any notice, cash payment, or other document to be delivered pursuant to this Agreement may be delivered by mail if mailed by United States Postal Service certified or registered mail, return receipt requested, postage prepaid, and addressed as follows:

(a)	If to Owner:

Peter Frantz
P.O. Box 83172
Fairbanks, Alaska 99708
Telephone: 907-978-8534      email: peter.frantz@yahoo.com

(b)	If to Lessee:

John Robertson, President
Linux Gold Corp.
240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9

Telephone:	604-278-5996	email: jr@ihiway.com

Fax:	604-278-3409	email: jlorette@ihiway.com

Delivery by mail shall be deemed effective and complete and the notice, payment, or other document to have been received by the addressee when actually delivered to the applicable address set forth above; provided, however, that if any mailed notice or other document is returned to the sender as being non-deliverable, said notice or other document shall be deemed effective upon such return to sender.

15.04          Delivery by Personal Service.     Any notice, payment, or other document to be delivered pursuant to this Agreement may be delivered by personally serving said notice, payment, or other document upon the party at the address set forth in Paragraph 15.03 above. In the event of delivery by personal service, no mailing of the notice, payment, or other document shall be necessary, and delivery shall be deemed effective and complete on the date of said personal service.

15.05          Change of Address.     The address to which a party desires that notices, payments, or other documents be delivered may be changed at any time by giving written notice to that effect to the other party.

17.	GENERAL PROVISIONS.

17.01          Entire Agreement.     This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

17.02          Modification of Agreement.     This Agreement may be modified or amended only by a document in writing executed by all the parties hereto.

17.03          Waiver.    The failure of any party to this Agreement to insist upon the strict performance of any provision of this Agreement or to exercise any right, power, or remedy consequent upon a breach thereof shall not constitute a waiver by said party of any such provision, breach, or subsequent breach of the same or any other provision.

17.04          Remedies.     Except as otherwise provided in this Agreement, the parties hereto shall be entitled to any and all remedies provided by law.

17.05          Time.     Time is of the essence of this Agreement.

17.06          United States Currency.     Any references to dollars or cash in this Agreement refer to United States currency. Cash payments and payments consisting of stock made to owner as outlined in this agreement may be adjusted for inflation at Owners request according to the Bureau of Labor Statistics Consumer Price Index (CPI-U).

17.07          Severability.     If any provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such provision shall not be affected thereby.

17.08          Governing Law.     This Agreement shall be interpreted, construed, and enforced in accordance with, and otherwise governed in all respects by, the laws of the State of Alaska.

17.09          Further Actions.     The parties hereby agree to take any and all actions and to execute, acknowledge, and deliver any and all documents reasonably necessary to affect the purposes of this Agreement.

17.10          Paragraph Headings.     The descriptive paragraph headings throughout this Agreement are for convenience and reference only, and the words contained therein shall not be used to expand, modify, or amplify the meaning of this Agreement or to aid in the interpretation of construction of this Agreement.

17.11          Counterparts.     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute a single agreement.

IN WITNESS WHERE OF, the parties hereto have executed this Agreement as of the date first herein above set forth.

OWNERS:
Peter Frantz: /s/ Peter Frantz

LESSEE:

LINUX GOLD CORP.: Per /s/ John Robertson

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

THIS IS TO CERTIFY that on the 28th day of January 2010, the foregoing instrument was acknowledged before me and executed freely and voluntarily by Peter Frantz a private citizens of Alaska.

GIVEN UNDER MY HAND and official seal the day and year last above written.

/s/ Richard J. Ackerman
Notary Public in and for the State of Alaska

Residing at Fairbanks

My commission expires: with office

Province of British Columbia		)
) ss.
N/A	JUDICIAL DISTRICT	)

THIS IS TO CERTIFY that on the 9th day of February 2010, the foregoing instrument was acknowledged before me and executed freely and voluntarily by

John Robertson per Linux Gold Corp., a (an) B.C. Company

GIVEN UNDER MY HAND and official seal the day and year last above written.

/s/ Nicole D. Russell
Notary Public in and for the State of Alaska
Residing at White Rock, BC
My commission expires:    At the pleasure of Her Majesty, the Queen

ATTACHMENT “A” to that Mining Agreement dated 1 / 27 / 2010 between Peter Frantz

(owner) and LINUX GOLD CORP. (lessee) for the Coho 1 thru 10 state mining claims located within the Fairbanks Meridian, Township 1 south, Range 18 east, Section 33, 34 and Township 2 south, Range 18 east, Section 3, 4 and recorded in the Fairbanks Recording District.

Claim Name(s)	ADL Number(s)	Claim Name(s)	ADL Number(s)

Coho 1	613625	Coho 6	613630
Coho 2	613626	Coho 7	613631
Coho 3	613627	Coho 8	613632
Coho 4	613628	Coho 9	613633
Coho 5	613629	Coho 10	613634